Filed by Frazier Lifesciences Acquisition Corporation

Pursuant to Rule 425 under the Securities Act of 1933,

as amended, and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934, as amended

Subject Company: NewAmsterdam Pharma Company B.V.

Commission File No. 001-39765

The Issuer posted the following information on August 1, 2022 on its website at https://www.frazierlifesciencesacquisition.com/:

See the following relevant publications for learnings from the discovery and development of prior CETP inhibitors and associated preclinical and clinical observations:

https://pubs.acs.org/doi/abs/10.1021/acs.jmedchem.1c00959

https://academic.oup.com/eurheartj/article/43/14/1416/6462550

Important Information About the Pending Business Combination Transaction Between FLAC and NewAmsterdam Pharma and Where to Find It

A full description of the terms of the transaction pending between FLAC and NewAmsterdam Pharma will be provided in a registration statement on Form F-4 to be filed with the U.S. Securities and Exchange Commission (the “SEC”) by a newly formed holding company, NewAmsterdam Pharma Company B.V. (“Holdco”), that will include a prospectus with respect to the Holdco securities to be issued in connection with the business combination and a proxy statement with respect to the shareholder meeting of FLAC to vote on the business combination. FLAC, NewAmsterdam Pharma and Holdco urge its investors, shareholders and other interested persons to read, when available, the preliminary proxy statement/prospectus, as well as other documents filed with the SEC, because these documents will contain important information about FLAC, NewAmsterdam Pharma, Holdco and the transaction. After the registration statement is declared effective, the definitive proxy statement/prospectus to be included in the registration statement will be mailed to shareholders of FLAC as of a record date to be established for voting on the proposed business combination. Once available, shareholders of FLAC will also be able to obtain a copy of the Form F-4, including the proxy statement/prospectus, and other documents filed with the SEC without charge, by directing a request to: Frazier Lifesciences Acquisition Corporation, Two Union Square, 601 Union St., Suite 3200, Seattle, WA 98101, Attn: Secretary. The preliminary and definitive proxy statement/prospectus to be included in the registration statement, once available, can also be obtained, without charge, at the SEC’s website at www.sec.gov.

Participants in the Solicitation

FLAC, Holdco, NewAmsterdam Pharma and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from FLAC’s shareholders in connection with the proposed transaction. Information about the directors and executive officers of FLAC is set forth in FLAC’s annual report on Form 10-K filed with the SEC on March 25, 2022 and is available free of charge at the SEC’s website at www.sec.gov or by directing a request to: Frazier Lifesciences Acquisition Corporation, Two Union Square, 601 Union St., Suite 3200, Seattle, WA 98101, Attn: Secretary. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of FLAC’s shareholders in connection with the potential transaction will be set forth in the registration statement containing the preliminary proxy statement/prospectus when it is filed with the SEC. These documents can be obtained free of charge from the sources indicated above.

Non-Solicitation

This communication is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed business combination and shall not constitute an offer to sell or a solicitation of an offer to buy any securities nor shall there be any sale of securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act.